Filed by Nuveen AMT-Free Municipal Value Fund (Commission File No. 333-248720)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and  deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen New Jersey Municipal Value Fund (Commission File No. 811-22274)

Dear Shareholder,

Unfortunately, because not enough votes were received to satisfy the vote requirement, your Nuveen Closed End Fund(s) shareholder meeting was adjourned to January 15, 2021.

It’s imperative that the Board hears from all shareholders and that your shares are represented regarding this very important business matter.

The Board is recommending a vote in favor of the proposal(s), which are described in detail in the attached proxy statement. Voting your shares regardless of how many you own will help ensure that enough votes are received to hold the meeting and avoid another adjournment.

Your vote is very important, so please call toll-free, 1-866-905-8147 and provide reference number <GS Number>> to submit your vote. We are available from 9:00am until 11:00pm Eastern Time weekdays and from Noon to 6:00pm Eastern Time on Saturdays.

Thank you for your time and attention to this matter. We look forward to your call.

<<Supervisor>>

<<GS Number>>

Computershare

1-866-905-8147

211 Quality Circle, Ste. 210

College Station, TX 77845

www.cfs.computershare.com

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